July 1, 2010

VIA EDGAR AND COURIER

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3628

Re:	Santander BanCorp Schedule TO Schedule 13E-3 Filed June 24, 2010 by Administracion de Bancos Latinoamericanos Santander, S.L. and Banco Santander, S.A. File No. 005-85127

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 28, 2010 (the “Comment Letter”) regarding the above-referenced Schedule TO-T/13E-3 of Administracion de Bancos Latinoamericanos Santander, S.L. (“ABLASA”) and Banco Santander, S.A. (“Santander”) filed on June 24, 2010 (the “Schedule TO”) in connection with the tender offer by ABLASA to purchase all outstanding shares of common stock, par value $2.50 per share, of Santander BanCorp (the “Company”) not owned by ABLASA at a purchase price of $12.69 per share. In conjunction with this letter, ABLASA is filing via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1. For your convenience, also please find enclosed a changed pages only blackline of the Schedule TO, as amended by Amendment No. 1, marked against the Schedule TO, as filed on June 24, 2010.

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.

Mr. Daniel F. Duchovny, Esq. Securities and Exchange Commission	2	July 1, 2010

Offer to Purchase

Special Factors

Fairness of the Transactions—Our Position as to the Fairness of the Transactions, page 20

1.	Please revise the first sentence of this section to remove doubt from whether members of the Santander Group are affiliates of the company under Rule 13e-3.

In response to the Staff’s comment, the disclosure has been revised. Please see item 1(a) of Amendment No. 1.

2.	Please describe the contents of the draft presentation prepared by Sandler O’Neill on June 18, 2010, and file it as an exhibit to Schedule 13E-3. Refer to Items 1015 and 1016(c) of Regulation M-A. Also, please tell us whether Sandler O’Neill delivered a report and opinion in December 2009 in connection with your initial announcement of the tender offer; if there was such a report and/or opinion, please describe its results and file it as requested above.

Sandler O’Neill’s draft presentation dated June 18, 2010 and Sandler O’Neill’s final presentation dated June 21, 2010 are essentially the same except for minor differences in certain figures, such as market capitalization and price to earnings ratio, due to one day’s changes in the stock prices of the Company and its competitors. Accordingly, Santander does not believe a detailed description of Sandler O’Neill’s draft presentation dated June 18, 2010 would be meaningful to the stockholders of the Company. In response to the Staff’s comment, the disclosure has been revised to clarify the differences between the two presentations. Please see item 1(c) of Amendment No. 1.

The delivery on December 14, 2009 of Sandler O’Neill’s presentation (the “December Presentation”) and opinion (the “December Opinion”) is described in the Schedule TO in “Fairness of the Transactions—Our Position as to the Fairness of the Transactions” on page 20 and “Past Contacts, Transactions, Negotiations and Agreements—Negotiations or Contacts” on page 51. The December Presentation and December Opinion were filed as Exhibits (c)(iii) and (c)(iv), respectively, to the Schedule TO. Santander does not believe a detailed description of either the December Presentation or the December Opinion would be meaningful to the stockholders of the Company because they are over six months old and only relate to the fairness of the original offer price of $12.25.

Mr. Daniel F. Duchovny, Esq. Securities and Exchange Commission	3	July 1, 2010

Factors Considered in Determining Fairness, page 20

3.	We note that Parent considered Sandler O’Neill’s analysis and opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether Parent adopted Sandler O’Neill’s analysis and opinion. Alternatively, revise your disclosure to include all of the disclosure required by Item 1014(b) of Regulation M-A with respect to the board of directors’ fairness determination.

In response to the Staff’s comment, the disclosure has been revised to clarify that Santander expressly adopted Sandler O’Neill’s analysis and opinion. Please see items 2(a), 2(b) and 2(c) of Amendment No. 1.

4.	Please provide the disclosure required by Item 1014(e) of Regulation M-A and Instruction 2 therefor.

In response to the Staff’s comment, disclosure regarding actions taken by the independent directors of the Company has been added to the “Fairness of the Transactions” section. Please see items 1(b) and 1(d) of Amendment No. 1.

Opinion of Sandler O’Neill, page 24

5.	Please revise to disclose the per-transaction data underlying the results described in the Precedent Buy-In Transactions analysis.

In response to the Staff’s comment, the disclosure has been revised. Please see item 3(a) of Amendment No. 1.

6.	With respect to the Precedent Buy-In Transactions analysis, please explain how Sandler O’Neill considered the median and mean results for U.S. transactions in arriving at its fairness opinion given that those results indicate a significantly higher premium paid than in the current transaction. Also, in an appropriate location, explain how, if at all, Parent considered these results.

In response to the Staff’s comment, the disclosure has been revised to include an explanation regarding how Sandler has considered the median and mean results for U.S. transactions in arriving at its fairness opinion. Please see item 3(a) of Amendment No. 1.

As explained in our response to the Staff’s comment number 3 above, the disclosure has been revised to clarify that Santander has expressly adopted Sandler O’Neill’s analysis and opinion. Santander has not separately explained its views with respect to any of the matters addressed in Sandler O’Neill’s analysis and opinion and does not believe such an explanation with respect to the mean and median results for precedent buy-in transactions in the U.S. would be additive.

7.	With respect to the Comparable Group analysis, please revise to explain how the results support the Sandler O’Neill fairness opinion.

In response to the Staff’s comment, the disclosure has been revised. Please see item 3(b) of Amendment No. 1.

Mr. Daniel F. Duchovny, Esq. Securities and Exchange Commission	4	July 1, 2010

Company Financial Projections, page 31

8.	With a view toward revised disclosure, please tell us why you disclose only summary information instead of the complete financial projections you received from the company and shared with Sandler O’Neill.

Santander disclosed only summary information regarding the financial projections instead of the complete financial projections in order to disclose the material components of the financial projections in a format that facilitates comparison of the financial projections. Santander believes that inclusion of the full text of each of the financial projections would make the presentation harder to follow while not adding material information. Santander believes the summary information regarding the financial projections promotes clarity of disclosure by making information more manageable to stockholders of the Company.

In response to the Staff’s comment and to provide stockholders of the Company with additional information, Schedule D has been added to the Schedule TO and contains the complete financial projections provided by management of the Company to Sandler O’Neill for use in Sandler O’Neill’s presentation dated June 21, 2010 and the December Presentation, respectively. Please see items 4(a), 4(b) and 8 of Amendment No. 1.

The Offer and the Merger. page 34

9.	Please revise your disclosure on pages 39, 52, and A-8 to remove the knowledge qualifier or explain to us why you are unable to obtain the information from affiliated persons in an unqualified manner.

In response to the Staff’s comment, the disclosure has been revised to remove the knowledge qualifier on pages 39, 52 and A-8. Please see items 5(a), 5(b) and 7 of Amendment No. 1.

***

Santander and ABLASA acknowledge that (1) Santander and ABLASA are responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (3) Santander and ABLASA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have with respect to the foregoing.

Very truly yours,
/s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld